SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

SEKISUI HOUSE

News Release

Sekisui House acquired Almetax shares

Osaka, November 9, 2004 – Sekisui House, Ltd. is pleased to announce the following acquisition of additional shares in Almetax Manufacturing Co., Ltd. (Almetax, Head Office: Osaka, President & CEO: Tatsuya Hikima, Stock Code: 5928)

1. Date and method of acquisition: November 9, 2004, acquired on the Osaka Securities Exchange (J-NET)

2. Number of shares acquired: 1,326,500 shares

3. Total number of shares held by the company after this acquisition:
   This acquisition combined with its existing 1,213,947 common shares (10.19%) brings its holdings to 2,540,447 (21.32%) of Almetax's total outstanding shares, making Sekisui House the largest shareholder.

4. Purpose:
   Sekisui House has a long-term business relationship with Almetax in such processed products as aluminum building materials and exteriors. Through this acquisition of additional shares, Sekisui House becomes a stalwart Almetax shareholder, which will strengthen the association between the two companies.

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For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@gz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

November 9, 2004

By: /s/ Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department